SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________)*

OncoMed Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68234X102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 Rule 13d-1(b)

 Rule 13d-1(c)

 Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 17

CUSIP #68234X102Page 2 of 19

1	NAME OF REPORTING PERSONSLVP Life Science Ventures III, L.P. (“LVP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,348,212 shares, except that LVP GP III, LLC (“GP III”), the general partner of LVP III, may be deemed to have sole power to vote these shares, and Patrick Latterell (“Latterell”), the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,348,212 shares, except that GP III, the general partner of LVP III, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1,348,212
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.5%
12	TYPE OF REPORTING PERSONPN

CUSIP #68234X102Page 3 of 19

1	NAME OF REPORTING PERSONSLVP III Associates, L.P. (“Associates”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
67,409 shares, except that GP III, the general partner of Associates, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
67,409 shares, except that GP III, the general partner of Associates, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON67,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSONPN

CUSIP #68234X102Page 4 of 19

1	NAME OF REPORTING PERSONSLVP III Partners, L.P. (“Partners”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
33,703 shares, except that GP III, the general partner of Partners, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
33,703 shares, except that GP III, the general partner of Partners, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON33,703
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSONPN

CUSIP #68234X102Page 5 of 19

1	NAME OF REPORTING PERSONSLVP GP III, LLC (“GP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,449,324 shares, of which 1,348,212 are directly owned by LVP III, 67,409 of which are directly owned by Associates and 33,703 of which are directly owned by Partners.  GP III, the general partner of LVP III, Associates and Partners, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,449,324 shares, of which 1,348,212 are directly owned by LVP III, 67,409 of which are directly owned by Associates and 33,703 of which are directly owned by Partners.  GP III, the general partner of LVP III, Associates and Partners, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1,449,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%
12	TYPE OF REPORTING PERSONOO

CUSIP #68234X102Page 6 of 19

1	NAME OF REPORTING PERSONSLVP Life Science Ventures II, L.P. (“LVP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,055,363 shares, except that LVP GP II, LLC (“GP II”), the general partner of LVP II, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,055,363 shares, except that GP II, the general partner of LVP II, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1,055,363
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%
12	TYPE OF REPORTING PERSONPN

CUSIP #68234X102Page 7 of 19

1	NAME OF REPORTING PERSONSLVP GP II, LLC (“GP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
1,055,363 shares, all of which are directly owned by LVP II.  GP II, the general partner of LVP II, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
1,055,363 shares, all of which are directly by LVP II.  GP II, the general partner of LVP II, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON1,055,363
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.5%
12	TYPE OF REPORTING PERSONOO

CUSIP #68234X102Page 8 of 19

1	NAME OF REPORTING PERSONSLVP Life Science Ventures I, L.P. (“LVP I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
247,555 shares, except that LVP GP I, LLC (“GP I”), the general partner of LVP I, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
247,555 shares, except that GP I, the general partner of LVP I, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON247,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSONPN

CUSIP #68234X102Page 9 of 19

1	NAME OF REPORTING PERSONSLVP GP I, LLC (“GP I”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
247,555shares, all of which are directly owned by LVP I.  GP I, the general partner of LVP I, may be deemed to have sole power to vote these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
247,555shares, all of which are directly by LVP I.  GP I, the general partner of LVP I, may be deemed to have sole power to dispose of these shares, and Latterell, the managing member of GP I, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON247,555
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.8%
12	TYPE OF REPORTING PERSONOO

CUSIP #68234X102Page 10 of 19

1	NAME OF REPORTING PERSONSLVPMC, LLC (“LVPMC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,859 shares. Latterell, the manager of LVPMC, may be deemed to have sole power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 43,859 shares. Latterell, the manager of LVPMC, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON43,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSONOO

1	NAME OF REPORTING PERSONSPatrick F. Latterell (“Latterell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)(b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 43,859 shares, all of which are directly owned by LVPMC, LLC. Latterell is the manager of LVPMC, LLC and may be deemed to have sole power to vote those shares.
6

SHARED VOTING POWER
2,752,242 shares, of which 247,555 are directly owned LVP I, 1,055,363 are directly owned by LVP II, 1,348,212 are directly owned by LVP III, 67,409 are directly owned by Associates and 33,703 are directly owned by Partners.  Latterell is the managing member of GP I, which is the general partner of LVP I.  Latterell is the managing member of GP II, which is the general partner of LVP II.  Latterell is the managing member of GP III, which is the general partner of LVP III, Associates and Partners. Latterell may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 43,859 shares, all of which are directly owned by LVPMC, LLC. Latterell is the manager of LVPMC, LLC and may be deemed to have sole power to dispose of those shares.
8

SHARED DISPOSITIVE POWER
2,752,242 shares, of which 247,555 are directly owned LVP I, 1,055,363 are directly owned by LVP II, 1,348,212 are directly owned by LVP III, 67,409 are directly owned by Associates and 33,703 are directly owned by Partners.  Latterell is the managing member of GP I, which is the general partner of LVP I.  Latterell is the managing member of GP II, which is the general partner of LVP II.  Latterell is the managing member of GP III, which is the general partner of LVP III, Associates and Partners.  Latterell may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON2,796,101
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%
12	TYPE OF REPORTING PERSONIN

CUSIP #68234X102Page 11 of 19

ITEM 1(A).NAME OF ISSUER

 OncoMed Pharmaceuticals, Inc. (the “Issuer”)

ITEM 1(B).ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

800 Chesapeake Drive

 Redwood City, California 94063

ITEM 2(A).NAME OF PERSONS FILING

This Schedule is filed by LVP Life Science Ventures III, L.P., a Delaware limited partnership, LVP III Associates, L.P., a Delaware limited partnership (“Associates”), LVP III Partners, L.P., a Delaware limited partnership (“Partners”), LVP GP III, LLC, a Delaware limited liability company (“GP III”), LVP Life Science Ventures II, L.P., a Delaware limited partnership (“LVP II”), LVP GP II, LLC, a Delaware limited liability company (“GP II”), LVP Life Science Ventures I, L.P., a Delaware limited partnership (“LVP I”), LVP GP I, LLC, a Delaware limited liability company (“GP II”), and Patrick Latterell (“Latterell”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM 2(B).ADDRESS OF PRINCIPAL OFFICE

 The address for each of the Reporting Persons is:

c/o LVPMC, LLC

455 Market Street, Suite 2220

San Francisco, CA 94105

ITEM 2(C).CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D).TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(D)CUSIP NUMBER

68234X102

ITEM 3.IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

NOT APPLICABLE.

ITEM 4.OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this Statement is provided as of December 31, 2014:

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

Percent of Class:

See Row 11 of cover page for each Reporting Person.

Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of LVP I, LVP II, LVP III, Associates and Partners and the limited liability company agreements of each of GP I, GP II and GP III, the partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from the sale of, shares of the Issuer owned by each such entity of which they are a partner or member.

ITEM 7.IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.CERTIFICATION.

Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2015

 LVP LIFE SCIENCE VENTURES III, L.P.

 By:LVP GP III, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP III ASSOCIATES, L.P.

 By:LVP GP III, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP III PARTNERS, L.P.,

 By:LVP GP III, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP GP III, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP Life Science Ventures II, L.P.

 By:LVP GP II, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP GP II, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP Life Science Ventures I, L.P.

 By:LVP GP I, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP GP I, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVPMC, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Manager

PATRICK F. LATTERELL

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

CUSIP #68234X102Page 14 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	18

CUSIP #68234X102Page 15 of 19

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 10, 2015

 LVP LIFE SCIENCE VENTURES III, L.P.

 By:LVP GP III, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP III ASSOCIATES, L.P.

 By:LVP GP III, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP III PARTNERS, L.P.,

 By:LVP GP III, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP GP III, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

CUSIP #68234X102Page 16 of 19

LVP Life Science Ventures II, L.P.

 By:LVP GP II, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP GP II, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP Life Science Ventures I, L.P.

 By:LVP GP I, LLC

 Its:General Partner

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVP GP I, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Managing Member

LVPMC, LLC

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell

 Its:Manager

PATRICK F. LATTERELL

 By:/s/ Patrick F. Latterell

 Name:Patrick F. Latterell